SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

ICC Holdings Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 44931Q104
(CUSIP Number) November 6, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44931Q104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS M3 FUNDS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 154,926 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 154,926 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,926 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 44931Q104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS M3 PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 154,926 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 154,926 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,926 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 44931Q104	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS M3F, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF UTAH, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 154,926 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 154,926 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,926 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 44931Q104	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Jason A. Stock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 154,926 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 154,926 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,926 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 44931Q104	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS William C. Waller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 154,926 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 154,926 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,926 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

ICC Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

225 20th Street

Rock Island, IL 61201

Item 2.	(a)	Name of Persons Filing:

M3 Funds, LLC

M3 Partners, LP

M3F, Inc.

Jason A. Stock

William C. Waller

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

10 Exchange Place, Suite 510

Salt Lake City, UT 84111

(c)	Citizenship:

M3 Funds, LLC is a Delaware limited liability company

M3 Partners, LP is a Delaware limited partnership

M3F, Inc. is a Utah corporation

Mr. Stock and Mr. Waller are United States citizens

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

44931Q104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

	M3 Funds, LLC	M3 Partners, LP	M3F, Inc.	Jason A. Stock	William C. Waller
(a) Amount Beneficially Owned:	154,926	154,926	154,926	154,926	154,926
(b) Percent of Class:	5.18%	5.18%	5.18%	5.18%	5.18%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	154,926	154,926	154,926	154,926	154,926
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	154,926	154,926	154,926	154,926	154,926

The reported shares are the Issuer’s common stock.

All of the reported shares are owned directly by M3 Partners, L.P. (“M3 Partners”), whose general partner is M3 Funds, LLC (the “General Partner”) and whose investment adviser is M3F, Inc. (the “Investment Adviser”). The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares, and could be deemed to share such beneficial ownership with M3 Partners.

Jason A. Stock and William C. Waller are the managers of the General Partner and the managing directors of the Investment Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Adviser and M3 Partners.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated November 9, 2018, among M3 Partners, LP, M3 Funds, LLC, M3F, Inc., Jason A. Stock and William C. Waller.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 9, 2018

M3 PARTNERS, LP

By:	M3 Funds, LLC, General Partner

By:	/s/ Jason A. Stock
Name:	Jason A. Stock
Title:	Manager

Date: November 9, 2018

M3 FUNDS, LLC

By:	/s/ Jason A. Stock
Name:	Jason A. Stock
Title:	Manager

Date: November 9, 2018

M3F, INC.

By:	/s/ Jason A. Stock
Name:	Jason A. Stock
Title:	Managing Director

Date: November 9, 2018

/s/ Jason A. Stock
Jason A. Stock

Date: November 9, 2018

/s/ William C. Waller
William C. Waller